UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

LOGILITY, INC.

(Name of Subject Company)

LOGILITY, INC.

(Name of Persons Filing Statement)

COMMON STOCK

(Title of Class of Securities)

54140Y 10 3

(CUSIP Number of Class of Securities)

Vincent C. Klinges

Chief Financial Officer

Logility, Inc.

470 East Paces Ferry Road, N.E.

Atlanta, GA 30305

(404) 264-5477

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Persons Filing Statement)

With a copy to:

Lizanne Thomas

Jones Day

1420 Peachtree Street, N.E.

Suite 800

Atlanta, GA 30309

(404) 581-8411

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on May 22, 2009 with the Securities and Exchange Commission (the “Commission”) by Logility, Inc., a Georgia corporation (“Logility”), as amended and supplemented by Amendment No. 1 filed by Logility with the Commission on June 18, 2009, and as further amended and supplemented by Amendment No. 2 filed by Logility with the Commission on June 24, 2009 (as amended and supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer (the “Offer”) by American Software, Inc., a Georgia corporation (“American Software”), to purchase all of the outstanding shares of Logility’s common stock (the “Shares”), without par value, not currently owned by American Software at a price of $7.02 per Share, net to the seller in cash (the “Offer Price”), without interest. The Offer is on the terms and subject to the conditions set forth in the Offer to Purchase dated May 22, 2009, (the “Offer to Purchase”) and the related Letter of Transmittal dated May 22, 2009, each as originally filed with the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO by American Software and Logility on May 22, 2009, as amended and supplemented by the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO/A (Amendment No. 1) by American Software on June 18, 2009, as further amended and supplemented by the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO/A (Amendment No. 2) by American Software on June 22, 2009, as further amended and supplemented by the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO/A (Amendment No. 3) by American Software on June 26, 2009, and as further amended and supplemented by the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO/A (Amendment No. 4) on June 30, 2009 (the “Schedule TO”).

ITEM 8.	Additional Information

Item 8 is hereby revised and supplemented by adding the following information:

The Offer expired at 12:00 midnight, New York City time, on June 29, 2009. According to American Stock Transfer & Trust Company, the Depositary for the Offer, a total of approximately 1,134,570 Shares were validly tendered.

The number of Shares tendered pursuant to the Offer satisfies the non-waivable majority-of-the-minority condition to the Offer. Together with the Shares already owned by American Software and Shares issued upon exercise of stock options and conditionally tendered pursuant to the Offer, tendered Shares, including those subject to guaranteed delivery, represent approximately 96.7% of the outstanding Shares.

American Software has accepted for payment all Shares that were validly tendered and not withdrawn in the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer.

Since American Software will own at least 90% of the outstanding Shares, American Software will promptly cause Logility to consummate a short-form merger under Georgia law in which all Shares held by remaining shareholders will be converted into the right to receive $7.02 per Share, without interest. Following the merger, the Shares will cease to be listed on the NASDAQ Global Market.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LOGILITY, INC.

By:	/s/ James R. McGuone
Name:	James R. McGuone
Title:	Vice President, General Counsel
and Secretary

Dated: June 30, 2009

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